Iusacell Announces General Shareholders' Meeting Resolutions

    MEXICO CITY--(BUSINESS WIRE)--July 25, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL)(NYSE:CEL) announced the resolutions approved at its General Ordinary Meeting of Shareholders, which was held today at 12:00 hrs. CST at the Company's headquarters in Mexico City. The Shareholders approved all of the Board of Directors' proposals and recommended slate of Directors.
    Among other resolutions, the Shareholders accepted the resignation of all the members of the Board of Directors of Iusacell. These resignations will become effective upon the consummation of the public tender offer of Iusacell's shares by Movil Access, S.A. de C.V. The accepted resignations included Mr. Daniel C. Petri as Chairman, as well as the resignation of Mr. Carlos Espinal G. as Series A Director and Chief Executive Officer, Mr. Russell A. Olson as Series A Alternate Director and Chief Financial Officer, Mr. Jose Luis Vergara as Series A Director and Vice President of Customer Care, Mr. Juan Carlos Merodio as Senior Vice President Legal and Regulatory, Mr. Alejandro Garcia as Vice President of Marketing, Mr. Nestor Bergero as Vice President of Technology, Mr. Anthony Llompart as Vice President of Sales, Mr. Jose Bellido as Vice President of Human Resources and Mr. Roberto Konigs as Vice President of Corporate Sales. The Shareholders elected new members of the Board of Directors, effective upon the consummation of the public tender offer; therefore, the Board of Directors will be comprised as follows:


                          Board of Directors

              Name                                  Position

Ricardo B. Salinas Pliego        Chairman of the Board and
                                  Series A Director
Pedro Padilla Longoria           Vice Chairman and Series A Director
Gustavo Guzman Sepulveda         Series A Director
Jose Ignacio Morales Elcoro      Series A Director
Luis Jorge Echarte Fernandez     Series A Director
Federico Bellot Castro           Series A Director
Mariluz Calafell Salgado         Series A Director
Jorge Narvaez Massini            Series V Director
Eduardo Kuri Romo                Series V Director
Hector Rojas Villanueva          Series V Director
Marcelino Gomez Velasco          Series V Director
Gonzalo Brockman Garcia          Series V Director

    In addition, the Shareholders named Mr. Hector Rojas Villanueva as Secretary of the Board of Directors and Mr. Javier Soni Ocampo and Mr. Juan Manuel Ferron as Statutory Auditor and Deputy Statutory Auditor, respectively.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5759
             carlos.moctezuma@iusacell.com.mx